

Andrei Volgin · 3rd

Co-Founder at Rebelation, Inc. and PRIMARI Analytics.

Greenwich, Connecticut · 316 connections · Contact info



Rebelation, Inc.



Lomonosov Moscow S
University (MSU)

Experience



Co-Founder
Rebelation, Inc.
Feb 2019 – Present · 1 yr 3 mos
Greater New York City Area

Rebelation is a music streaming service built around deep personalization and unique user experience.



Co-Founder
PRIMARI Analytics
Sep 2018 – Present · 1 yr 8 mos
Greater New York City Area

Primari Analytics develops machine learning and clever models to bring critical data to decision-makers.



Co-Founder
Beleco
Aug 2016 – Present · 3 yrs 9 mos



Chairman

Tino Go



Angels Like Rebels, Inc.
Oct 2014 – Dec 2017 · 3 yrs 3 mos
New York

President



Spiral Universe Inc.
Oct 2007 – Apr 2016 · 8 yrs 7 mos

Spiral Universe developed cloud-based information management
The company has been acquired in 2014 by STI technologies.

Show 2 more experiences ⌄

Education



Lomonosov Moscow State University (MSU)
Master's Degree, Economics
1988 – 1993

School #3, Moscow, Russia
1983 – 1988

Licenses & Certifications



Duolingo Italian Fluency: Intermediate (Estimated)
Duolingo
Issued Feb 2016 · No Expiration Date

See credential

Likewise--really
enjoyed the
conversation and
looking forward to
the campaign. :)

 Tino Go · 4:15 PM

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Tino Go



Likewise--really
enjoyed the
conversation and
looking forward to
the campaign. :)

Tino Go • 4:15 PM



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Tino Go